SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. __)*

                              Synergy Brands, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E402
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Gardner
                 Baytree Capital Associates LLC, 40 Wall Street,
                 58th Floor, New York, N.Y. 10005 (212) 509-1700
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E402                  13D                      Page 2 of 6 Pages
_______________________________________________________________________________
1) Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Baytree Capital Associates LLC
_______________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [ ]
_______________________________________________________________________________
3) SEC Use Only (See Instructions)


_______________________________________________________________________________
4) Source of Funds (See Instructions)

         Not applicable
_______________________________________________________________________________
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)       [_]

         Not Applicable
_______________________________________________________________________________
6) Citizenship or Place of Organization

         Delaware, United States
_______________________________________________________________________________
                       7)  Sole Voting Power                  0
Number of              _________________________________________________________
Shares Beneficially    8)  Shared Voting Power
Owned by Each              125,000 shares beneficially owned in the aggregate
Reporting Person       _________________________________________________________
With                   9)  Sole Dispositive Power
                                                              0
                       _________________________________________________________
                       10) Shared Dispositive Power
                           125,000 shares beneficially owned in the aggregate
_______________________________________________________________________________
11) Aggregate Amount Beneficially Owned by each Reporting Person

         125,000
_______________________________________________________________________________

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
                                                                      [  ]
_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         8.4%
_______________________________________________________________________________
14) Type of Reporting Person (See Instructions)

         OO - Limited Liability Company.

CUSIP No. 87159E402                  13D                      Page 3 of 6 Pages


_______________________________________________________________________________
1) Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Michael Gardner
_______________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [  ]
_______________________________________________________________________________
3) SEC Use Only (See Instructions)


_______________________________________________________________________________
4) Source of Funds (See Instructions)

         Not applicable.
_______________________________________________________________________________
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)       [_]

         Not Applicable
_______________________________________________________________________________
6) Citizenship or Place of Organization

         United States
_______________________________________________________________________________
                       7)   Sole Voting Power                  0
Number of              _________________________________________________________
Shares Beneficially    8)   Shared Voting Power
Owned by Each               125,000 shares beneficially owned in the aggregate
Reporting Person       _________________________________________________________
With                   9)   Sole Dispositive Power
                                                               0
                       _________________________________________________________
                       10)  Shared Dispositive Power
                            125,000 shares beneficially owned in the aggregate
__________________________________________________________________
11) Aggregate Amount Beneficially Owned by each Reporting Person

         125,000
_______________________________________________________________________________
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
                                                                      [  ]
_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         8.4%
_______________________________________________________________________________
14) Type of Reporting Person (See Instructions)

         IN

CUSIP No. 87159E402                  13D                      Page 4 of 6 Pages

_______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of Synergy Brands, Inc. ("Synergy"), a Delaware corporation, with its principal executive offices at 1175 Walt Whitman Road, Melville N.Y. 11747.

_______________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

       (a)    Baytree Capital Associates LLC
       (b)    Business address: 40 Wall Street, 58th Floor, New York, N.Y. 10005
       (c)    Occupation: Investor. Principal business of employer:
              invest in other businesses, Baytree Capital
              Associates LLC, 40 Wall Street, 58th Floor, New York,
              NY 10005
       (d)    No
       (e)    No
       (f)    Delaware, United States

       (a)    Michael Gardner*
       (b)    Business address: 40 Wall Street, 58th Floor, New
              York, N.Y. 10005, c/o the Baytree Capital Associates
              LLC
       (c)    Occupation: Investor. Principal business of
              employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall
              Street, 58th Floor, New York, N.Y.  10005
       (d)    No
       (e)    No.
       (f)    United States

* Michael Gardner is the sole beneficial owner and sole managing member of Baytree Capital Associates LLC.
_______________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Baytree Capital Associates LLC entered into an agreement with Synergy resulting in the modification of outstanding warrants and the cashless exercise of the modified warrants.


ITEM 4.  PURPOSE OF TRANSACTION.

         All Synergy securities owned by Baytree Capital Associates LLC have been acquired for investment purposes only.

(a)      None
(b)      None
(c)      None
(d)      None
(e)      None
(f)      None
(g)      None
(h)      None
(i)      None
(j)      None

CUSIP No. 87159E402                  13D                      Page 5 of 6 Pages
______________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 125,000 shares of common stock owned constituting of 8.4% of the shares of common stock issued and outstanding.
(b) Baytree Capital Associates LLC and Michael Gardner, as sole beneficial owner and managing member of Baytree Capital Associates LLC, share dispositive and voting power with respect to all of the 125,000 shares.
(c) None
(d) None
_______________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None
_______________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2003

                                /s/ Michael Gardner
                                ----------------------------------------
                                Signature Michael Gardner

                                Managing Member
                                ----------------------------------------
                                Name/Title


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).